Exhibit (k)(iii)

EVANSTON CAPITAL MANAGEMENT, LLC

January 29, 2026

To the Trustees of:

Evanston Multi-Alpha Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Re: Expense Limitation Agreement

With reference to the Investment Advisory Agreement entered into by and between Evanston Capital Management, LLC (the “Adviser”) and Evanston Multi-Alpha Fund (formerly, North Square Evanston Multi-Alpha Fund) (the “Fund”) dated January 29, 2026, we hereby notify you as follows:

1. From January 29, 2026 up to and including August 1, 2026, the Adviser agrees to waive and/or reimburse each class of shares of the Fund (each a “Class”) for its management fee and, to the extent necessary, bear other expenses, to limit the total annualized operating expenses (excluding any borrowing and investment-related costs and fees, taxes, extraordinary expenses, and the fees and expenses of underlying funds) of each Class to the percentage specified in Appendix A hereto per annum of the net assets attributable to such Class.

2. The Adviser shall be permitted to recover fees and expenses it has waived or borne hereunder from the applicable Class or Classes of shares subsequent to the effective date of this letter agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth in Appendix A. In addition, the parties hereto acknowledge that, pursuant to the Expense Limitation Agreement dated as of August 1, 2022 and the Expense Limitation Agreement dated as of August 1, 2023 (together, the “Prior Expense Limitation Agreements”), the Adviser is permitted to recover fees and expenses it has waived or borne pursuant to such Prior Expense Limitation Agreements from the applicable Class or Classes of shares (whether through reduction of its fees or otherwise) to the extent that the Fund’s expenses with respect to the applicable Class of shares fall below the annual rate set forth in such Prior Expense Limitation Agreements pursuant to which such fees and expenses were waived or borne; provided, however, that the Fund is not obligated to pay any such reimbursed fees or expenses more than three years after the date on which the fee or expense was borne by the Adviser.

3. During the periods covered by this letter agreement, the expense limitation arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” trustees of the Fund (as defined under the Investment Company act of 1940, as amended (the “1940 Act”)).

4.     We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statement on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating each Class’s net asset value per share and for other purposes permitted under Form N-2 and/or the 1940 Act, and expressly permit you to do so.

Very truly yours,

Evanston Capital Management, LLC

By:	/s/ Kenneth A. Meister
Name: Kenneth A. Meister
Title: President & Chief Operating Officer

ACCEPTED AND AGREED TO ON BEHALF OF:

Evanston Multi-Alpha Fund

By:	/s/ Ian Martin
Ian Martin
President

Appendix A

Expense Limits

Class I	Class A
1.50%	2.25%